

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 20, 2016

Via E-mail
Christian A. Garcia
Acting Chief Financial Officer
Halliburton Company
3000 North Sam Houston Parkway East
Houston, Texas 77032

> **Re:** **Halliburton Company**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 5, 2016**
> **File No. 1-03492**

Dear Mr. Garcia:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Business, page 1

1.   Explain to us how you have considered the requirement to disclose the dollar amount of backlog orders believed to be firm. See Item 101(C)(1)(viii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations in 2015 Compared to 2014, page 29

2.   In various places in your MD&A, you attribute the change in reported amounts to multiple factors without indicating the amount contributed by each factor. For example, in describing the reduction in completion and production revenue, you indicate that

revenue in North America declined "mainly in the United States land market, as a result of steep rig count declines, pricing concessions, and reduced stimulation activity". Revise the analysis of your operating results to quantify the effect of each factor identified as the cause of a material change to the amounts presented as part of your financial statements. Refer to Item 303(a)(3) of Regulation S-K and FRC 501.04

Critical Accounting Estimates, page 37

Value of long-lived assets, including intangible assets and goodwill, page 38

3.   We note your disclosure regarding the possible impact of the crude oil market on your goodwill impairment testing. Tell us whether you had any reporting unit that had a fair value that was not substantially in excess of its carrying value as of the date of your most recent impairment test. If so, explain to us how you considered providing the following disclosure:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;

- The amount of goodwill allocated to the reporting unit;

- A description of the methods and key assumptions used and how the key assumptions were determined;

- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and,

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

See Item 303(a)(3)(ii) of Regulation S-K, which requires a description of a known uncertainty, and Section V of SEC Release 33-8350, which states that under existing MD&A disclosure requirements, you should address material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements.

Note that similar considerations apply to disclosure regarding estimates associated with other long-lived assets, including intangible assets other than goodwill.

Notes to Consolidated Financial Statements, page 50

Note 3. Impairments and Other Charges, page 54

4.   Expand your disclosure regarding impairments of assets classified as held and used to indicate the method or methods used to determine fair value. See FASB ASC paragraph 360-10-50-2(c).

Note 4. Business Segment and Geographic Information, page 56

5.   Disclosure under this note and in the Business section of your filing indicates that you generate revenue from a variety of different products and services, while disclosure in your MD&A indicates that changes in the amount of revenue from these various products and services have had differing impacts on your results of operations. In view of these factors, explain to us how you have considered the disclosure requirement under FASB ASC 280-10-50-40 regarding revenues from external customers for each product and service or each group of similar products and services.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Wei Lu, Staff Accountant, at (202) 551-3725 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

            Sincerely,

            /s/ Brad Skinner

            Brad Skinner
            Senior Assistant Chief Accountant
            Office of Natural Resources